FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        Report of Foreign Private Issuer


                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                               11 NOVEMBER. 2004


                                    mmO2 plc


                                Wellington Street
                       Slough, Berkshire SL1 1YP, England

                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                         Form 20-F..X... Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X...


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 ________


Enclosure:

Copy of announcement regarding Starmap mobile alliance sent to the London Stock Exchange on 11 November, 2004 press release

PR0439

                      THE STARMAP MOBILE ALLIANCE UNVEILS

                    NEW MULTI-COUNTRY CORPORATE PROPOSITION

Released: 11 November 2004

The Starmap Mobile Alliance today announced that it is rolling out a new multi-country corporate service for customers looking for a simpler way to purchase their mobile voice and data services across Europe.

Aimed at multi-national customers, the service will be made available initially in seven countries (Austria, Germany, Ireland, Italy, Spain, Switzerland and the
UK) across the Starmap Mobile Alliance footprint from next month. Customers taking up the service will be able to benefit from simplified contracts and a single set of terms and conditions through dealing with a lead Starmap Mobile Alliance representative.

In addition, a secure, PC-based call management information system will give customers the ability to track and analyse spend on voice and data applications as well as display it in the main European language of choice. The system is already in use by a number of O2 corporate customers group-wide.

A new discount scheme will also be offered to selected multi-national corporations. It will give them additional discounts on top of standard local tariffs if they buy services across four or more countries in which participating alliance members operate.

Rudi Groger, chief executive officer of O2 Germany, and company lead for Starmap Mobile Alliance, said: "There is a growing trend towards customers purchasing cross-border in order to benefit from seamless mobile services when traveling abroad. Today's announcement builds on our promise to continually deliver value for our customers. Six months after introducing common voice-mail and short codes across the group, we are now introducing a new multi-national proposition."

Note to Editors
The Starmap Mobile Alliance has eleven members: Amena (Spain), Eurotel (Czech Republic), O2 (Germany, the UK and Ireland), One (Austria), Pannon GSM (Hungary), SONOFON (Denmark), sunrise (Switzerland), Telenor Mobil (Norway) and Wind (Italy), covering a subscriber base of more than 53 million. A customer can already benefit from GPRS and MMS roaming, as well as access to familiar services such as voice-mail and short-codes whilst traveling in other alliance countries. The Starmap mobile alliance is also collaborating in areas of sourcing, technology and sales to large corporate customers.

For more information, visit www.starmapmobile.com

mmO2
mmO2 has more than 21 million customers and 100% ownership of mobile network operators in three countries - the UK, Germany and Ireland - as well as leading mobile Internet portal business. All of these businesses are branded as O2. Additionally, the company has operations on the Isle of Man (Manx Telecom) and owns O2 Airwave - an advanced, digital emergency communications service.

David Nicholas                               Simon Gordon
Director of Communications                   Press Relations Manager
david.nicholas@o2.com                        simon.gordon@o2.com
t: +44 (0) 771 575 9176                      t: +44 (0)771 007 0698

All mmO2 Group news releases can be accessed at our web site: www.mmo2.com

Amena
Amena is the mobile operator of Group Auna, the leading alternative telecom operator in Spain. Amena had a total of 8.475.000 subscribers as at the end of March and a market share of 22.2%. In the first quarter of this year, Amena added 312.000 new customers, 51.5 % market share. In 2003, Amena achieved 183 million euros bottom line, whilst being leader in innovation and simplicity. Amena was the first operator in Spain to launch GPRS, MMS or video messaging and streaming services.

Manuel Bueno Montoya
Press director Auna Group
+34.91.202.50.61
Fernando Castro Izuzquiza
Chief of press of Amena
+34.656.155.213

Eurotel
With nearly 4.4 million registered customers at the end of September 2004, Eurotel Praha, spol. s r.o. is the largest provider of wireless voice and data services in the Czech Republic. The mobile telephone networks of Eurotel - 900/ 1800 MHz and 450 MHz -cover 99 per cent of the population of the CR, or more than 10 million people. Eurotel holds a UMTS license and offers CDMA2000 1xEV-DO high speed Internet access in its 450 MHz network.Eurotel Praha is a limited company (spol. s r. o.), and is owned 100% by esky Telecom, a. s.

Diana Dobalova
Corporate Communication Manager
+420 720 70 44 00
diana_dobalova@eurotel.cz

ONE

ONE GmbH, known as ONE in Austria, has 1.8 million customers and its network covers 98% of the population. ONE is also the only mobile provider in Austria with a nation-wide GSM 1800 mobile telephony network and the market leader in WLAN services. With 970 employees (860 full-time), ONE focuses on service, product development and usability all linked to the easy to use interface ONE SMILE. Turnover end of 2003 reached 640 million Euro's with investments of up to
1.65 billion Euro's. Shareholders include German E.ON (50.10%) Norway's Telenor (17.45%) Orange, France (17.45%) and Denmark's TDC (15%)

Cindy NTM?geli-du Pont,
t :+43 699-1699 3400,
e-mail: cindy.naegeli-dupont@one.at

Pannon GSM
Pannon GSM, owned 100% by Telenor Mobile Norway, had by the end of 2003 approximately 36% share of the Hungarian mobile market, where the penetration exceeds 78%. Pannon GSM for already 10 years offers wide range of telecommunication services to customers from individual consumers to large size companies as well. Services can be voice or data services (for example HSCSD), based on dual-band GSM (900 and 1800), GPRS and recently EDGE technology. By the end of January 2004, the company had GSM roaming agreements with 280 mobile operators in 115 countries.

Dora Somlyai
Corporate Communications Director
dsomlyai@pgsm.hu
+ 36 20 930 4000
www.pannongsm.hu

sunrise
sunrise is the brand name of TDC Switzerland AG. The TDC Group owns 100% of the share capital of TDC Switzerland AG. As the leading independent, full-service provider in Switzerland sunrise offers mobile, fixnet and internet services. In 2003, sunrise generated a net turnover of around EUR 1.245 billion serving a total customer base of more than 2.6 million subscribers.

Monika Walser
Executive Director Corporate Communications media@sunrise.net
+41 (0)1 555 69 33
www.sunrise.net
Media-Hotline 0800 333 000

Wind
Wind started-up operations early in 1999 as the first European operator offering integrated mobile, landline and Internet services for consumer and business clients. Its nationwide DCS/GSM mobile network covers over 98% of population, with strong voice and data capabilities. Wind, a leading company for innovation, is an i-mode(tm) operator since the end of 2003, and it is going to launch UMTS on i-mode platform in October this year. As of March, 31 2004, Wind boasted 28.3 million customers, including 10.2 mobile users.

Gianni Di Giovanni
Media Relations Director
Via C.G.Viola, 48 - 00148 Roma
Tel +39 06 8311 4546
Fax +39 06 8311 5153
Via Lorenteggio , 257 - Milano
Tel +39 02 3011 5416
Fax +39 02 3011 5455
gianni.digiovanni@mail.wind.it


 SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                 mmO2 plc


Date: 11 November, 2004                By:___/s/ Robert Harwood___

                                           ROBERT HARWOOD
                                           Assistant Secretary